Exhibit 99.3
[Company Letterhead]
April 23, 2009
To,

Mr. Milind Kulkarni,	Mr. Manoj Bhat,
Venturbay Consultants Private Limited	Tech Mahindra Limited
Email: kmilind@techmahindra.com	Email: bmanoj@techmanhindra.com
Fax: + 91-20-66018313	Fax: + 91-20-66018313
Sharda Centere, Erandwane, Pune 411004	Sharda Centere, Erandwane, Pune 411004
Sub: Details of Subscribed and Paid up Share Capital and Convertible Instruments
Dear Sir,
This is in connection with the share subscription agreement executed on April 13, 2009 (“Agreement”) entered into amongst Satyam Computer Services Limited (“the Company”), Venturbay Consultants Private Limited and Tech Mahindra Limited.
You may note that details relating to the capital structure of the Company were finalized on April 8, 2009 for the share subscription agreement to be executed on April 13, 2009. However, inadvertently by way of a typographical error, Clause 3.2(c) and Clause 3.2 (h) and Annexure D of the Agreement relating to capital structure referred to April 13, 2009 as opposed to April 8, 2009.
Please note that on April 9, 2009, 63,228 (Sixty Three Thousand Two Hundred and Twenty Eight) stock options of the Company were exercised which led to a slight alteration in the capital structure of the Company.
Details of the stock option plans of the Company as on April 13, 2009 and total issued and paid up share capital of the Company as on April 13, 2009 are specified in Annexure I of this letter.
In view of the above, Clause 3.2(c), Clause 3.2 (h), Annexure D and other applicable terms of the Agreement will appropriately stand modified.
You are kindly requested to take note of the same. Please countersign a copy of this letter and return the same for our records.
Your sincerely,
/s/ Kiran Karnik
Kiran Karnik
Director
Satyam Computer Services Limited

Acknowledged and Agreed By

/s/ Milind Kulkarni	/s/ Manoj Bhat

Name: Milind Kulkarni	Name: Manoj Bhat
For Venturbay Consultants Private Limited	For Tech Mahindra Limited

Annexure I
Details of the stock option plans of the Company as on April 13, 2009 are as below:

S. No.	Particulars	ASOP — B	ASOP-ADS*	RSU
1	No. of options earmarked	58146872	3456383	13000000
2	No. of options granted	55516499	2925425	4638406
3	No. of options ungranted (1-2)	2630373	530958	8361594
4	No. of options exercised	28735133	1246955	431011+63228 =494239
5	No. of options cancelled	14335653	478014	316077
6	No. of options available for grant (3 + 5)	16966026	1008972	8677671
7	No. of options unvested options	0	21756	2563796
8	No. of options vested but not exercised	12445713	1178700	1327522 - 63228=1264294
9	No. of options options in force (2- 4-5) or ( 7+8)	12445713	1200456	3828090
10	No. of options to be vested between 01-04-2009 and 30-06-2009	0	2400	42751

*	Each ASOP-ADS represents two underlying Shares.
Details of the paid up share capital of the Company as on April 13, 2009

Paid up capital as on April 8, 2009	673,894,792 equity shares of Rs. 2 each

Exercise of stock options on April 9, 2009	63,228 equity shares of Rs. 2 each

TOTAL PAID UP CAPITAL	673,958,020 equity shares of Rs. 2 each

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